Filed by Broadcom Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.

Commission File No.: 001-33622

Date: May 26, 2022

The following is an excerpt of Broadcom Inc.’s second fiscal quarter 2022 earnings call on May 26, 2022.

BROADCOM INC. PARTICIPANTS

Hock E. Tan—Broadcom, Inc., President and Chief Executive Officer

Thomas H. Krause, Jr.—Broadcom, Inc., President, Broadcom Software Group

Kirsten Spears—Broadcom, Inc., Chief Financial Officer and Chief Accounting Officer

OTHER PARTICIPANTS

Ross Seymore—Deutsche Bank AG

Ambrish Srivastava—BMO Capital Markets Equity Research

Stacy Rasgon—Sanford C. Bernstein & Co., LLC.

Vivek Arya—BofA Securities

Toshiya Hari—Goldman Sachs Group, Inc.

MANAGEMENT DISCUSSION SECTION

Hock E. Tan—President and Chief Executive Officer

Now please refer to our accompanying slides regarding our agreement to acquire VMware. As you know, we never embark on an acquisition unless we feel our core is very strong and solid. Irrespective of what you might think of where we are in the semiconductor cycle today, I do want to reassure you the fundamentals of our business, both in semiconductors and in software have never been stronger. We have just reviewed how solidly grounded these businesses are.

So let me discuss now what we believe is a very unique opportunity to take our company and its business to the next level. Starting with Slide #4. By adding VMware, we will bring significant scale to Broadcom’s software business and reinforce our position as a premier provider of mission-critical platform solutions to enterprises globally. VMware is an iconic company providing core cloud infrastructure that powers modern enterprises. The company began as the virtualization pioneer, bringing revolutionary levels of efficiency to on-premise data centers. VMware extended its platform to the private cloud, giving enterprise customers unmatched levels of security, performance and control over their applications and underlying infrastructure. The most exciting today, VMware is now powering solutions for multi-cloud, hybrid cloud future where — one where it will be possible for enterprises to develop and run their apps anywhere, everywhere with known trade-offs in the truly cloud-neutral fashion.

One of the reasons we became very interested in VMware was because of its world-class team, engineering-centric culture and strong customer and partner relationships. As shown in Slide 5, VMware importantly aligns incredibly well with the Broadcom strategy. And it has all the attributes we seek in the platforms we operate. VMware is the leader in big, growing and global markets. The company is an indispensable provider for mission critical platform technology with a blue-chip customer base and an incredible innovation engine.

As Tom will discuss next in more detail, together with Broadcom’s existing software portfolio, we are positioned to create a uniquely powerful value proposition for enterprises, enabling them to develop, deploy and manage their applications securely, seamlessly across every type of cloud and to accelerate the application life cycle for their workloads. And in addition to adding new dimensions of value for customers, VMware also has an ideal profile that will enable us, Broadcom, to create compelling value for our shareholders. As part of Broadcom, our target is for VMware to contribute approximately $8.5 billion of EBITDA once we have fully integrated the company onto our platform.

Slide 6 shows that with more than $40 billion of pro forma revenue, and this is pro forma on fiscal ‘21, we are creating one of the world’s largest infrastructure technology companies. Our semiconductor business is one of the largest semiconductor businesses globally with 17 key franchises. It is highly profitable. And as I just reviewed, continues to post very strong organic growth. Revenues have grown from $15.6 billion in 2017 following the acquisition of classic-Broadcom to $20.4 billion in fiscal ‘21, all this growth being organic.

With the addition of VMware, our software business will now represent close to half of our total pro forma revenue with approximately $20 billion of software revenue for fiscal ‘21. With this type of scale and a continuing commitment to R&D and innovation, we will be able to significantly invest and fund new innovative solutions that will support our customer base.

To now dive deeper into the VMware market opportunity and products, I’ll hand the call over to Tom.

Thomas H. Krause, Jr.—President, Broadcom Software Group

Thanks, Hock. Now turning to Slide 7. As Hock previewed, VMware sits at the nexus of the largest opportunity in enterprise infrastructure today. In essence, VMware is a foundational platform that enables enterprises to drive competitive advantage with technology by leveraging 2 operational modes to develop and run their applications. First, VMware serves many of the same types of customers that we have worked with at Broadcom, large multinational organizations with complex IT challenges. These enterprises want to move fast and innovate, but also mitigate risk by retaining control of their underlying infrastructure and data. To do this, enterprises are deploying applications in their own data centers, but need software to enable them to develop and run these applications in a flexible, agile and cost-effective fashion. This private cloud market is very large and workload growth in the private cloud continues to grow. Beyond the private cloud, as we all know, public cloud workloads are growing rapidly. The public cloud brings unprecedented scalability and cost benefits and also enables enterprises to leverage cutting-edge technologies to drive their business forward. So we think it is clear that both of these modes, private cloud and public cloud are going to be important for enterprises going forward.

Turning to Slide 8. VMware is a truly foundational infrastructure software platform that is critical for enterprises to leverage the benefits of both the private and public cloud. We have tremendous respect for the leading platform VMware has built, supported by an incredible team of R&D talent. By bringing our teams together, we will deliver even more innovation to our customers.

As we think about it, VMware’s platform really consists of 3 pillars: First, within the core private cloud infrastructure pillar is the category defining vSphere server virtualization platform, vSAN data storage virtualization solution, vRealize cloud management platform that provides automation, analytics and life cycle management for private cloud workloads and NSX, which enables enterprises to manage their entire physical network as a single entity from a single pane of glass.

Next, VMware’s Tanzu platform provides an end-to-end modern application management platform for building, deploying, securing and operating applications in private, hybrid or public cloud environments. Finally, VMware has a robust portfolio of end user and security solutions that enable employees to securely work from anywhere, anytime and with seamless employee experiences.

On Slide 9, let me double-click on the first pillar, as this makes up the bulk of VMware’s revenue contribution today and is positioned to continue to grow well going forward. VMware pioneered the concept of virtualization, and today this technology is foundational to the development and computing operations of basically all enterprises in the world.

Over time, VMware has evolved its value proposition from core server virtualization to enabling one to virtualize the underlying compute resources of the entire data center, which is the private cloud. They further extended this value proposition with NSX and vSAN by enabling software-defined networks and storage. Then with vRealize, VMware made it extremely easy to manage and operate the entire data center infrastructure.

With these products, VMware offers a complete platform that delivers the scalability, flexibility and cost benefits of virtualizing the underlying infrastructure across servers, networking and storage. In concert with this private cloud capability, VMware also offers a seamless way to evolve the enterprise infrastructure to embrace the benefits of the public cloud with VMware Cloud Foundation. VMware Cloud Foundation gives the same operating environment for developers, letting them write the code once and deploy it anywhere they want, whether it’s in the private cloud, in AWS, Azure, GCP or even across clouds. This simplicity is unique to VMware in ushering in the coming age of mass cloud adoption.

Stepping back on Slide 10 and thinking about our existing software portfolio, we are incredibly excited about the opportunity to marry our products with the VMware platform to deliver more end-to-end capabilities to our enterprise customers. As we all know, enterprises need to manage a constantly changing portfolio of thousands of applications that reside on a wide variety of underlying infrastructures; from mainframe to client server, to hybrid and public cloud. And all of these applications are operating in different stages of their life cycle. And we think together, Broadcom software assets for the distributed enterprise can seamlessly complement and augment VMware’s multi-cloud offerings in the areas of operation management, value stream and DevOps management and security to address the entire application life cycle.

Starting with application development. We bring significant value to help accelerate the development of applications through VMware’s Tanzu products and our value stream management products like Rally and Clarity. Once developed, VMware’s vSphere and Cloud Foundation can deploy these apps across a wide variety of environments. We can secure these applications with the combined capabilities of Symantec’s leading security portfolio along with Carbon Black’s cloud native endpoint security products.

Now given the hybrid working environment we’re all in today, it’s critical for enterprise to be able to enable seamless, highly performing and ubiquitous access to these applications. And VMware has a leading set of products to enable this. Finally, to optimize and monitor these apps, Broadcom’s existing portfolio of AI Ops and Observability, Enterprise Automation and continuous delivery can ensure these applications are running well. Since these applications are constantly changing, it’s exciting to be able to close the loop and feed any runtime operational issues right back into the application development step.

So what’s exciting is that when you put the 2 portfolios together, we’re delivering an end-to-end solution that enables enterprises to support the 3 major types of application paradigms, including applications that run critical business functions that will remain in private cloud data centers, applications that are being ported to run in the public cloud and new generation applications that are written natively for one or several of the public cloud providers. We do this across the entire application life cycle, and we can support any underlying IT infrastructure. That’s unique to us, and we think this adds massive value to enterprise customers.

Moving to the next slide. When I think about this deal, it reminds me of when as Avago, we acquired classic Broadcom. This really transformed the time and modernized our semiconductor business. And ultimately, this is why we renamed ourselves Broadcom.

As we come together with VMware, this represents the same level of transformation for our software business and we stand to benefit from VMware’s unparalleled brand, trusted apps, a long-standing position as an iconic software platform within a robust vibrant ecosystem of hyperscalers, solutions and cloud providers and channel partners, among others. We’re excited to announce that following the closing of the transaction, Broadcom Software Group, will rebrand and operate as VMware, incorporating Broadcom’s existing infrastructure and security software solutions into the VMware platform. Together, we will deliver the broadest range of platforms and tools to accelerate our combined customers’ digital transformation.

Turning to Slide 12. Together, Broadcom and VMware cover all major industry verticals and sell to all enterprises globally. And with this transaction, we are focused on serving all customers via a combination of our collective direct sales organizations as well as through our important channel partners. When we look at the majority of our revenues, they are derived from the largest global multinationals, and they fit 6 key attributes. These customers are usually highly regulated and risk-averse with large and expanding IT budgets. They also have complex and heterogeneous environments that are built around hybrid and multi-cloud strategies.

While many of these companies want to explore moving more workloads to the public cloud, they are held back by many factors, including the number of applications that they have, the unfavorable economics of the public cloud for certain workload types, the sensitive data they handle and/or regulation. As a result, these companies will have to keep complex operating environments containing a private cloud, and over time to increasingly leverage the benefits of the public cloud as well. The amount of operational complexity created here is a challenge that we are uniquely qualified to partner with our customers to solve.

In summary, together with VMware, we are best positioned to help the world’s largest enterprises to embrace a hybrid and multi-cloud environment. As shown on Slide 13, we have a proven track record of creating shareholder value by applying Broadcom’s disciplined business model built on significant R&D investment and customer focus. Applying this same model to VMware, we are targeting to increase VMware’s stand-alone EBITDA of approximately $4.7 billion to approximately $8.5 billion in pro forma run rate EBITDA within 3 years of closing.

Driving this are some material tailwinds to revenue growth and multiple knobs that we can turn on profitability. Some of these opportunities include focusing on research and development, to support efforts where we can uniquely deliver customer value, driving sales and marketing efficiency gains by focusing on our installed base and eliminating duplicative general and administrative functions. We envision a long-term model for software, where we can grow our top line revenues at mid-single digits on a recurring basis, if not faster, while driving EBITDA margins in the mid-60s. Given our scale, this will allow us to reinvest very significant dollars back into the business, both via R&D as well as sales and marketing.

Now on Slide 14, let’s talk about the deal structure. We are acquiring all of VMware’s outstanding shares for approximately $61 billion in a 50% cash, 50% stock transaction. Additionally, we are assuming VMware’s $8 billion of net debt. VMware shareholders will have the option to elect between receiving $142.50 in cash or 0.252 shares of Broadcom common stock for each of their shares. We expect VMware shareholders to own approximately 12% of the pro forma company at close.

The transaction will be financed with $32 billion in new fully committed debt financing from a consortium of banks. We are committed to a strong balance sheet, and we remain steadfastly committed to our investment-grade rating. The acquisition is subject to regulatory approvals and other customary closing conditions, including approval of VMware shareholders. Michael Dell and Silver Lake have agreed to vote in favor of the transaction, and we expect the transaction to close in our fiscal 2023. The merger agreement does include a 40-day “Go Shop” provision.

I’ll hand it over to Kirsten, who is going to go through the financial results of the quarter and provide an update on our capital allocation policy.

Kirsten M. Spears—Chief Financial Officer & Chief Accounting Officer

With the acquisition of VMware, let me now share our thinking on capital allocation policy going forward. Historically, over the last 6 years, we have grown free cash flow to increase at a 41% CAGR organically and through acquisitions. With the acquisition of VMware, we expect to enhance our already strong organic earnings and free cash flow growth. The Board of Directors has approved a third quarter cash dividend on our common stock of $4.10 per share. Following the acquisition of VMware, we remain committed to our dividend policy of returning 50% of prior year’s free cash flows as dividends. We are also committed to maintaining our investment-grade rating and plan to rapidly delever from approximately 3.5x gross debt-to-EBITDA at closing, to normalized leverage ratios of less than 2.5x gross debt to EBITDA within approximately 2 years post deal close.

QUESTION AND ANSWER SESSION

Ross Seymore—Deutsche Bank AG	Q

Hey everyone, thanks for letting me ask a question and congratulations on the deal and the results. Tom, I wanted to ask a question on the VMware side of things. You gave a bit of a long-term model, mid-single-digit revenue growth and then mid-single or mid-60s EBITDA. Can you talk a little bit about the revenue growth side of that equation?

It seems like the VMware asset according to the Street is growing a little bit faster than that. What are you doing and assuming as far as the growth rate of that piece? And then on the EBITDA side of things, out of the levers you showed on, I think it’s Slide 13. Can you just give us an idea of how those all fall in to get you to that mid-60s level overall?

Thomas H. Krause, Jr.—President, Broadcom Software Group	A

Sure, Ross, and thanks for the question. Let me start and then I’ll let Hock embellish. When we think about the top line, a number of things are going on. But fundamentally, and this is actually back on Slide 7 for everyone has the deck, it’s all about workload growth. I mean if you think about private cloud growing mid- to high single digits, public cloud growing high double digits. That’s what’s really going to drive the top line fundamentally, and that’s actually what it got us comfortable with the key business case here. I think in addition to that, we are going to focus on going through a transition and a rapid transition from perpetual licensing to subscription. As you know, with the software business, we’ve been totally focused on pretty much 100% recurring revenue. And we see ARR growth being able to sustain at 5%, if not faster, when we think about the combined business.

When we think about EBITDA, they’re multiple knobs. We covered that and you can look at the Slide 13. In terms of R&D, we’re going to reinvest back in the core business, the core franchises. If you think about the 3 different pillars of this business, and I went through it. But it’s really the core infrastructure business: vSAN, vSphere, vRealize. These are the businesses that are core to driving the bulk of the revenues, and that’s where the reinvestment is going to occur. We are going to focus on our common customers. We have a significant go-to-market engine here at Broadcom Software, obviously, so does

VMware in their own regard, actually much more significant than ours. And so we have a direct sales force, and we’re going to leverage the fact that we have common coverage in both of those areas and take advantage of getting synergies there. But beyond that, we also see a very valuable channel. I think there’s some things we’ve learned relative to the CA and the Symantec acquisitions, in terms of the value of the channel, and we want to continue to support that channel. And that’s going to allow us to support a lot more revenues in a cost-effective way. So we see some real opportunity to leverage that.

And then, of course, you know, as you all know, we run G&A at, you know, 1% of revenue. We’ve been integrating companies for a long time. We have tremendous scale. This is going to give us even more significant scale going forward. And we think there’s a lot of opportunity there to drive synergies from the redundancies we see. Hock, anything you want to add to that?

Hock E. Tan—President and Chief Executive Officer	A

Thanks, Tom. No. Well done on that, on explaining it. But Ross, to answer your question pointedly directly on the revenue side, and you can hear the 2 dynamics going on, one is how we make the investment, where do we do the spending. The other top line is you can see that VMware has a perpetual model a lot in — a lot of their on-prem licenses, they have a substantial $3 billion perpetual. And we are converting them to, over time — over the next couple of years, to subscription. And that will likely take from a reporting point of view, a slight dip, but within 3 years a recovery — and a recovery back to a run rate that probably, as Tom indicated, is probably higher than mid-single digits, and we are structuring ourselves to go through that. From an economic point of view, whether it’s perpetual or subscription, frankly, is the same. But we want to make it very consistent with the way we run the model. And based on this, we are, in a sense, restructuring the contracts, perpetual to subscription. And you — that’s why you, depending on where you see it, you’ll see a slower growth at the beginning, if any, followed by a more rapid growth as we convert more to subscription.

Ambrish Srivastava—BMO Capital Markets Equity Research	Q

Hi, thank you very much. Excuse me. Tom, Just getting back to following up on what Ross was asking. This asset is very different than the other two, in terms of growth rate, growth trajectory. It doesn’t seem like you would need to divest pieces of the business like you had to — the other two. Can you just talk us through the synergies that you see in combining these businesses — and if these businesses in parts have had partnerships in the past? And how would you change that on a go-forward basis, getting back to the Hock’s comment on longer term, this could be a faster-growing software business than what you’re laying out today? Thank you.

Thomas H. Krause, Jr.—President, Broadcom Software Group	A

Yes. No, certainly. I mean if you think about it, from a go-to-market standpoint, that’s where software companies spend the bulk of their dollars. The fact that we’re going to go from $5-plus billion of software revenue to much closer to $20 billion is a big deal. And the fact that we can leverage the combined go-to-market engine at that scale gives us huge economies. I think what we’re going to be able to do is marry effectively a direct sales force which covers the largest couple thousand customers. These are large multinationals across all the key verticals, primarily focused in North America and Europe, but also in parts of Asia with a very significant channel partner arrangements. I think one thing we’ve learned is there’s an opportunity to embrace the channel, the 2-tier distribution model, distribution partners and key value-added resellers. There’s also a big GSI opportunity. We worked significantly with GSIs on our side, so does VMware. And so when I look at that in its totality, what we can’t do today, given our scale, we can definitely take advantage of with the newfound scale between the 2 companies.

You know, beyond that, when you think about the R&D side of the equation, you know, to dig deeper into it and follow up when we talked about with Ross. When you think about what supports the development of software, there’s a lot of what we refer to sometimes in the semiconductor side as central engineering. So software business operations, this is the continuous delivery, continuous testing capability, the ability to continuously develop applications on a consistent basis, that’s expensive. It requires having your own private data centers or working with cloud providers, and having the scale to be able to drive that kind of R&D investment over a much larger portfolio is also going to drive significant benefits. So hopefully, that helps answer your question. Hock, you want to add anything that.

Hock E. Tan—President and Chief Executive Officer	A

Well, again, we’re dancing around the central issue, which is we will keep — and we have seen us — we invest in R&D and hardware we do a lot of that if we have to. And it’s all at the end of the day, this is a great franchise. In terms of monetization, it’s all about execution. And that’s, in a nutshell, what we’re seeing here. We believe we will execute much, much different, hopefully better, than what we have been seeing so far.

Ambrish Srivastava—BMO Capital Markets Equity Research	Q

That’s a good bottom line, thank you.

Stacy Rasgon—Sanford C. Bernstein & Co., LLC.	Q

Hi guys, thanks for taking my question. Tom, I found your comments on leveraging the new channel differently to be interesting because I guess I’m going to oversimplify, but your prior strategy was sort of to focus on the largest customers and kind of let the long tail sort of wither. And, am I right in sort of thinking that you are sort of changing that now, you’re going to be going after that long tail a little harder because now you actually have the channel to do it?

And will that be like feeding into the other — it sounds like it’d be feeding into the other businesses as well. I guess maybe could you talk a little bit more about how that business model is changing, especially in that like tail of smaller customers? What does that actually mean for the degree of cost synergies and everything that can come out of this relative to what you’ve seen before. And it doesn’t sound like you’re seeing that driving upside to the growth rate. You’re still talking about mid-single digits, although, again, maybe there’s some conservatism in that number. But anything you could give us on maybe some of that change in the business model, especially around the long tail of customers would be helpful.

Thomas H. Krause, Jr.—President, Broadcom Software Group	A

Yes. No, you’re picking up on it, Stacy. I think a lot of it is because of the portfolio and the fact that we (technical difficulty).

Yes, Stacy, a lot of it is based on the portfolio and the breadth of capability that VMware has relative to where we sit today. You’re right. When we bought CA, mainframe made up at least half of the revenues. Today’s mainframe is still about 50% of the overall software business at Broadcom. That’s very much levered toward about 500 accounts in what we call our strategic account area, which is a direct sales motion. And that’s also where we saw a lot of opportunity to drive customer synergy with Symantec, particularly around some of the Blue Coat and DLP activities that we were driving. So that was the business model that made sense. That, of course, meant we could drive operating margins, frankly, slightly north of 70% because we didn’t have to invest as much in our go-to-market motion.

I think with VMware, when we look at it and we look at the fact that vSphere, you know, going back to the core, you know, serves over 300,000 customers, and we look at the growth that the company is driving with their more modern applications, you know, whether it be for private cloud or public cloud, you know, we see a much bigger opportunity. And so to support that opportunity, we need to invest in sales and marketing.

So when you think about the, you know, 60s EBITDA margins that I was discussing, I think I said mid-60s. That’s on a much bigger scale, but at a lower EBITDA margin profile that we’re running today. All of that variance is going back into the sales and marketing investment. And we think from learning, you know, about how we, CA and Symantec, and frankly some of the revenues that we gave up, we think we can actually go back and reinvest in the channel and continue to drive revenue growth profitably. We don’t want to walk away from the channel. We actually want to embrace it.

Stacy Rasgon—Sanford C. Bernstein & Co., LLC.	Q

That’s helpful, thank you.

Vivek Arya—BofA Securities	Q

Thanks, I had a question on the process and then on the accretion side. So on the process side, which jurisdictions will you need approvals from? Do you see any product overlap that any regulator could push back against? And why is there a “Go Shop” provision? And then on the accretion side, will this be accretive in year 1. And I think, Tom, you said mid-60s EBITDA margin. Is that for VMware only? Or is that for your entire software business? Because the rest of the software business is running closer to 70%, I believe. So just any thoughts on the process and the accretion would be very helpful.

Thomas H. Krause, Jr.—President, Broadcom Software Group	A

Yes, sure. So this will be accretive out of the gate, and it will get very accretive as we get through, you know, our integration process. As you look at the aggregate value here and then you look at the EBITDA expectations, you know, we expect to drive double-digit cash-on-cash returns. That’s always been our criteria, and we think that’s going to create a lot of value for shareholders. In jurisdictions, we’re going to file in a number of areas. You’ll see that in the filings when — around the merger agreement and everything else. But nothing out of ordinary there. And then I won’t comment much on the “Go Shop”, other than to say it was a highly negotiated deal and there is a “Go Shop” for 40 days.

Hock E. Tan—President and Chief Executive Officer	A

To clarify, the mid-60s refer to VMware stand-alone where we’re driving it. And just to make it clear on handling where the long tail is, I think our strategy of focusing, as Tom indicated very clearly, on selling new products, on supporting the largest enterprises in the world, create their private cloud. And beyond that, having a hybrid cloud structure, we’ll probably extend — as Tom indicated, today, core 600 strategic accounts to a larger group of 1,500 accounts. This is what is enabling us to do with VMware. And that will be direct focus and a lot of attention and support to get — to drive revenue growth and adoption of the various new products and software stacks that VMware has, especially in the realm of private cloud and software-defined networks. In terms of the longer tail of 300,000 customers, we do not — as we perhaps had looked at before, we are looking at it very, very positively, too, in the sense that we will make sure these are well supported. This continues to be a business base that will grow, but we will go through it and we will handle these guys through partners, as Tom indicated. Distributors, resellers, GSI partners. These will be handled simplifying our business model. But we will now have a larger core group of global 1,500, and we call it that, where VMware and its scale will now enable us to focus as we had focused on the last 600 before.

Toshiya Hari—Goldman Sachs Group, Inc.	Q

Hi good morning, thank you so much for squeezing me in. Hock, so after the acquisition, your business is going to be roughly 50% semis and 50% software. I was hoping you could remind us some of the pros and cons for running these 2 businesses under 1 umbrella. And assuming the deal successfully closes, would you ever consider splitting up to 2 businesses, particularly if you feel like you’re not getting the valuation that you deserve? Thank you.

Hock E. Tan—President and Chief Executive Officer	A

To answer right to the bottom line, we see a lot of benefits in putting all these various franchises we have, hardware and software under one umbrella. Think of it this way, Toshiya, it’s like what merchant silicon is driving that trend. It’s — the old model is you sell a black box hardware and software system to a customer in the IT department — to JPMorgan IT department. That’s what you do in the past. If something goes wrong, you ask for support, you scream for help and because you don’t know what’s going on inside the thing. We are creating a model of disaggregation between hardware and software. We may still not know much about systems, but we sure know the technology that enables systems, whether they are switches, routers, compute, storage. And this is Broadcom — it is a model of disaggregating hardware and software. And combined, I think we are stronger than divided. So I hope that answers your question.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of any legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize synergies; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and other events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom will be available free of charge on Broadcom’s website at https://investors.broadcom.com/. Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on May 28, 2021, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.